

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2023

Kulwant Sandher
Chief Financial Officer
Vision Marine Technologies Inc.
730 Boulevard du Curé-Boivin
Boisbriand, Quebec J7G 2A7, Canada

      Re: Vision Marine Technologies Inc.
           Registration Statement on Form F-3
           Filed October 5, 2023
           File No. 333-274882

Dear Kulwant Sandher:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Manufacturing

cc: Rob Condon